Energy Solutions

NXT Executes and Commences Operations On

$2.9 Million SFD® Contracts in Latin America

CALGARY, ALBERTA, October 31, 2011 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; NASDAQ-OTCBB:NSFDF), announces that it has now signed contracts for US $2.9 million with an existing Canadian client that has significant oil and gas exploration and production operations throughout Latin America. The contracts cover four separate exploration blocks in Colombia for which the aircraft is now in Colombia and SFD® survey operations are commencing.

These four contracts relate to a letter of intent as previously announced on June 30, 2011.  NXT is in process of finalizing the terms of two remaining contracts, which have an additional revenue value of US $1.70 million, and cover the last two of the six total exploration blocks, one of which is in Guatemala.   These six SFD® contracts are in addition to a separate, recently announced $1.65 million contract to conduct an SFD® survey in Argentina.  NXT’s contracts provide for progress billings in phases, including a significant portion for initial set-up and mobilization.

“2011 has been a pivotal year for NXT, as we have delivered revenue growth and increased industry awareness of the SFD® technology,” said George Liszicasz, NXT’s President and CEO. “Executing significant contracts with a repeat customer that is focused on exploring new Latin American regions indicates the growing industry acceptance of our innovative technology as a key, early-stage exploration tool.  NXT is also in active discussions with other exploration clients to secure additional SFD® contracts in new areas of Latin America”.

Argentina operations are planned to commence following the completion of the data acquisition on the initial four blocks in Colombia.  It is expected that data acquisition for all of the Colombia and Argentina contracts could be completed by year end.

NXT is awaiting final regulatory clearances to schedule the previously announced $2.7 million south-east Asia SFD® survey, and potentially acquiring SFD® data as soon as permitted in 2012.  These contracts with three separate clients represent a significant milestone in the Company’s expansion, and once the last portion is finalized, it will bring NXT’s total backlog of revenue contracts to US $8.9 million, summarized as follows:

Colombia (four contracts awarded and underway)	$ 2.9
Argentina (contract awarded, operations planned to commence in Q4-2011)	1.6
South-east Asia (contract awarded, awaiting final clearance)	2.7
Total awarded contracts	7.2
Colombia and Guatemala (two contracts pending finalization)	1.7
Total - US $ millions	8.9

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a revolutionary survey method that can be used both onshore and offshore to remotely identify potential hydrocarbon traps and reservoirs.  NXT provides its clients an efficient and reliable method to reduce time, costs, and risks related to exploration surveys.  The SFD® survey system enables our clients to more efficiently focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statements

This news release includes forward-looking statements.  When used in this document, words such as “intended”, “anticipate”, “expected” and “scheduled”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.

For further information contact:

George Liszicasz, CEO and President	Jeremy Dietz
NXT Energy Solutions Inc.	The Equicom Group
505 — 3rd Street SW, Suite 1400	300 - 5th Avenue SW, 10th Floor
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2P 3C4
Tel: (403) 264-7020	Tel: (403) 218-2833
Fax: (403) 264-6442	jdietz@equicomgroup.com
nxt_info@nxtenergy.com
www.nxtenergy.com

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